Exhibit 99.2

BILL HENSLEY’S INTERVIEW WITH CEO CAST

Mr. Scroe:  This is Kenneth Scroe with CEO Cast and my guest today is Bill Hensley.  Bill is the Chief Executive Officer of Next, Inc., an over-the-counter bulletin board company, trades under the symbol NXTI.  Welcome to CEOCast, Bill.

Mr. Hensley:  Thanks Ken, appreciate it.

Mr. Scroe:  Why don’t we start off with some of the history of Next and exactly what it does.

Mr. Hensley:  Ken, we’re a licensed promotional products company that’s involved with several different license products and licenses as we speak.  We have over 200 college licenses, we have all the automotive license brands in our stable at this point in time, we are also involved with Professional Bull Riding and just picked up the Three Stooges license as well as a James Dean license and that’s become our biggest area of concentration in terms of products.  We obviously do several private label programs as well for certain accounts but licensed promotional products is the biggest part of our business right now.

Mr. Scroe:  How do you make money from licensing or obtaining the license?

Mr. Hensley:  In all categories, we solicit the license for various channels of distribution and various products we want to sell within those channels of distribution and with that then we develop various proprietary graphics, both from an embroidery standpoint as well as a screen print standpoint that we either bring in from the Orient or we embellish domestically and ship to our seven or eight distribution channels.  Those licenses charge us royalties anywhere from 8% to as high as 12% and obviously we consider that to be a value-added product both from an embellishment as well as the value of the brand we are actually representing.

Mr. Scroe:  Do you outsource your manufacturing?

Mr. Hensley:  We do not.  We source blank apparel items from the Orient as well as we also import embellished apparel items from the Orient.  We also then what we call have a chase or quick response business which we embellish both screen printing and embroidery and similar like items on a domestic basis and we do that within a five to ten day turn around time.

Mr. Scroe:  How do you go about getting the distribution channels which was the other part of this equation?

Mr. Hensley:  I think that’s really the key question today because companies that add real value have tremendous distribution channels and are able to leverage their products in several different ways.  That’s what’s been our biggest focus on from the gross standpoint and from an organic standpoint for the last two years, is to expand not only the channels we are doing business but also accounts within those channels of distribution so we have had good exponential growth in both of those.  To give you a good example is that two years ago we would go in and sell a Kohl’s department store for example, and the only channel on distribution and product we had at that point in time was the menswear products.  With our acquisition last July of Lil’ Fan, it was able to add four additional departments for us, so suddenly instead of Kohl’s being only one account now it’s five accounts.  And so the exponential type of growth like that with our product category expansion, our line extensions we’ve added to the various products and licenses has allowed us to have additional growth opportunities in all our channels of distribution.

Mr. Scroe:  How has this translated into financial performance?

Mr. Hensley:  We had a record third quarter in terms of our sales and earnings which we just announced.  We will have a record fourth quarter.  Our bookings at this point in time reflect that.  We think by offering the licenses and the distribution that we have added that our business as we go into 2005 should be significantly increased as well and we’re excited about the penetration we have made both in terms of our product categories as well as our distribution categories.

Mr. Scroe:  Is part of your strategic plan to make appropriate acquisitions?

Mr. Hensley:  Yes, if we make acquisitions it would be accretive in nature, acquisitions that compliment what we do in terms of our ability to expand our distribution channels and our product line extensions but they would be accretive in nature from an immediate probability standpoint as it’s a business that is not a start-up but a business that has mature capabilities but still has growth opportunities with the combination that we put forth.

Mr. Scroe:  Does the Company require any additional financing?

Mr. Hensley:  At this point in time we do not.  We have a significant line of credit in place with National City Bank which is able to fund our working capital needs at this point in time.  As we continue to grow and obviously as we look to any acquisitions we would have to have additional financing at that point in time but for our present model for 2005 is that our financing is in place at this point in time.

Mr. Scroe:  What would you say your biggest challenge is?

Mr. Hensley:  I think it’s like any business today, I think from a standpoint of, you have to continue to reinvent yourself every season.  I don’t think it’s any different from any other business today that you have to come up with new and creative opportunities to sell and distribute your products.  I think the life cycles of products are very short today.  The licenses for example that we might have that are very long term in nature and very stable in nature are constantly having new product development and spread that through our situation.  It’s the biggest challenge we have, so obviously we have to have a great design team, we have to have great creativity internally, we have to look to our licensors as partners and looking to see what market opportunities they’re looking at in the market place so we can leverage those opportunities as we develop products, but that’s probably the biggest challenge today, to keep current and keep reinventing yourself season to season.

Mr. Scroe:  Final question Bill, what should your prospective investors be on the look out for in terms of either benchmarks or milestones over the next two to three quarters?

Mr. Hensley:  We think we can have significant organic growth.  As I mentioned before, with the license properties and channels of distribution we’ve opened up, we think that can sustain itself for quite some time because of our penetration in all our accounts and all the departments within those accounts is just starting to take place now.  So we think from an organic standpoint, we think we will have significant organic growth through the next two or three years and with that hopefully there’ll be open an opportunity for looking for accretive acquisitions.

Mr. Scroe:  Bill thanks a lot for joining us today.

Mr. Hensley:  Appreciate it, Ken.

Mr. Scroe:  I’m visiting with Bill Hensley, who’s the Chief Executive Officer of Next, Inc., a company that specializes in licensing products and developing superior channels of distribution and really seems to have reached critical mass and is now poised for some significant growth.  This has been Ken Scroe for CEOCast, where Wall Street listens.